SE Global Equities Corp. Suite 1200, 777 West Broadway Vancouver, BC Canada V5Z 4J7 Telephone: 1.604.871.9909 Facsimile: 1.604.871.9919 http://www.seglobal.com email: info@seglobal.com

March 30, 2005

Attention: Owen Pinkerton and Elaine Wolff

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549 0405

Dear Mr. Pinkerton and Ms. Wolff,

        Re: SE Global Equities Corp. - Pre Schedule 14C - File No. 0-26347

        SE Global Equities Corp. (the "Registrant") hereby acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SE GLOBAL EQUITIES CORP.

/s/ Toby Chu

Toby Chu
Chairman,C.E.O. and Director

BY EDGAR

Associated & Affiliated Companies
Capital Alliance Group Inc. (TSX Venture Exchange)	SE Global Equities Corp. (Minnesota, USA, OTC-BB)	Irix Design Group Inc.
CIBT Canadian Institute of Business & Technology Corp.	SE Global Equities Inc. (Cayman Island)	Irix Design Group Inc. (San Francisco)
CIBT School of Business (Beijing East Head office)	SE Global Capital Inc. (Diamond Bar, California)	Irix Design Group (Hong Kong) Ltd.
CIBT School of Business (Beijing Shuanglong Campus)	Global American Investment Inc. (Dana Point, California)
CIBT School of Business ( Beijing Central Gan Wel Center)	Global American Investment Inc. (Diamond Var, California)

BEIJING	DANA POINT SAN JOSE	VANCOUVER WALNUT